



THE STORY

It's the turn of the century. America was young. Power dynamics were being established and the WEST WAS WILD…

Inspired by **Mario Van Peebles' *Posse***, *Outlaws* is based on historical characters and events set in a special time in America, 1908—the dawn of the Age of Invention. CHIEF (Van Peebles) returns from years of hiding in Mexico to claim gold hidden in the hills of Montana. In his quest, he reunites an ensemble of fresh and familiar faces —together they fight off ANGEL, whose rationale to the gold leaves a trail of deception. Along the journey, Chief is forced to confront deep-seated issues, choices and sacrifices of fatherhood, loyalty, and an America planting the seeds for a progressive future. Where in this great country belongs an aging cowboy in a new world order??

THE FILMMAKERS

WRITTEN & DIRECTED BY

MARIO VAN PEEBLES

Posse, Ali, Roots, Bloodline











POSSE
WILL
SMITH
ALI
I AM
KUNTA
YOUR NAME IS YOUR SHIELD
ROOTS
MEMORIAL DAY
WITNESS
THE END OF
THE CRITICALLY
ACCLAIMED
NETFLIX
ORIGINAL SERIES
BLOODLINE
NETFLIX

THE FILMMAKERS

PRODUCER



KIP KONWISER

Miss Evers' Boys, The Wash, Back On The Strip

PRODUCER



JOSHUA RUSSELL

CEO Iris Intl, Independent film financing & production company

DIRECTOR OF PHOTOGRAPHY



KURT SODERLING

The Amazing Spider-Man, The Hunger Games, Titanic

COMPOSER



DONTAE WINSLOW

The Oscars 2022, Baltimore Rising

THE CAST



MARIO VAN PEEBLES

as **CHIEF**



WHOOPI GOLDBERG

as **STAGECOACH MARY**



DANNY GLOVER

as **OSSIE**



CEDRIC THE ENTERTAINER

as **HORATIO**



MANDELA VAN PEEBLES

as **DECKER**



DC YOUNGFLY

as **SPOOKY**



SWEN TEMMEL

as **WILLIS**

THE CAST



JEFFREY DEANMORGAN
as ANGEL



JOHN CARROLLLYNCH
as CARSON



JAKE MANLEY
as SOUTHPAW



BRUCE DERN
as OLD TIMER



TRACEADKINS
as BIG EARL



SHANEWEST
as BAKER BROTHERS



CAMGIGANDET
as CAPRICE

SOME TALENT CURRENTLY IN DISCUSSION



PRODUCTION & DISTRIBUTION

PRODUCTION START: **SEPTEMBER 23, 2022**

LOCATIONS: **Bozeman MT, Moab Utah, Monument Valley, Los Angeles**

DISTRIBUTED BY: **QUIVER DISTRIBUTION**

TARGET RELEASE: **Q1, 2023, US THEATRICAL**

ANTICIPATED RATING: **R**

THE AUDIENCE


THE HARDER THEY FALL

THE NEW FILM BY
QUENTIN TARANTINO
FOXX
WALTZ
DiCAPRIO
WASHINGTON
JACKSON
DJANGO

RUSSELL CROWE
CHRISTIAN BALE
3:10 TO YUMA

POSSE

TONAL COMPS

TARGET

ADULTS25+
MALESKEW



THE OPPORTUNITY

IN-FILM BRAND EXPOSURE:

> Align with pivotal period in history for emerging iconic American brands.

> Position as heritage ally with cultural movement, and first-mover historic personalities during this moment in time.

> Custom integration opportunities with key sets and talent alignment.

POSSIBLE MARKETING CONTENT:

> Access to original content during release for co-marketing purposes.

> Video and photography film assets for social/ digital campaigns.

> Use of overall content for brand heritage campaign into current day platform.

CONTACT

STEWART MITCHELL

Stewart@hanoverentertainment.com
323-590-6780